FORM 11

NOTICE OF PROPOSED STOCK OPTION GRANT OR AMENDMENT

Name of Listed Issuer: IM Cannabis Corp. (the "Issuer").

Trading Symbol: IMCC

Date: August 4, 2020

1. New Options Granted:

Date of Grant: July 17, 2020

Name of Optionee	Position (Director/ Officer/ Employee/ Consultant/ Management Company	Insider Yes or No?	No. of Optioned Shares	Exercise Price	Expiry Date	No. of Options Granted in Past 12 Months
Stass Shlinik	Employee	No	40,000	$1.45	July 17, 2025	0
Shaked Shuster	Employee	No	15,000	$1.45	July 17, 2025	0
Pninit Dankner	Employee	No	50,000	$1.45	July 17, 2025	0

Total Number of optioned shares proposed for acceptance: 105,000.

2. Other Presently Outstanding Options:

Name of Optionee	No. of Optioned Shares(1)	Exercise Price	Original Date of Grant	Expiry Date
Roy Kait	500,000	$0.40	October 11, 2019	January 4, 2029
Oren Shuster	2,000,000	$0.40	October 11, 2019	January 4, 2029
Rivka Stern	360,000	$0.40	October 11, 2019	January 4, 2029
Ryan Walsh	360,000	$0.40	October 11, 2019	September 11, 2029
Ben Brownstein	300,000	$0.40	October 11, 2019	January 4, 2029
Liat Mika Noy	50,000	$0.40	October 11, 2019	September 11, 2029
Amir Goldstein	833,333	$0.40	October 11, 2019	January 4, 2029

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT

OR AMENDMENT

January 2015

Marc Lustig	2,700,000	$0.40	October 11, 2019	September 11, 2029
Merav Senior	66,670	$0.40	October 11, 2019	January 4, 2029
Yael Harrosh	200,000	$0.40	October 11, 2019	January 4, 2029
Sharon Karuz	10,000	$0.40	October 11, 2019	January 4, 2029
Shiran Schwartz	3,333	$0.40	October 11, 2019	January 4, 2029
Amir Dvora	300,000	$0.40	October 11, 2019	February 3, 2029
Shai Shemesh	250,000	$0.40	October 11, 2019	April 7, 2029
Ziva Kampinsky	10,000	$0.40	October 11, 2019	May 13, 2029
Keren Reuveni	30,000	$0.40	October 11, 2019	August 11, 2029
Mell Willson	30,000	$0.40	October 11, 2019	August 11, 2029
Lior Holtzman	30,000	$0.40	October 11, 2019	August 11, 2029
Shai Filo	30,000	$0.40	October 11, 2019	August 11, 2029
Ben Gabai	30,000	$0.40	October 11, 2019	August 11, 2029
Yoav Shiloni	30,000	$0.40	October 11, 2019	August 11, 2029
Aviv Ben-Ami	30,000	$0.40	October 11, 2019	August 11, 2029
Liz On	10,000	$0.40	October 11, 2019	August 11, 2029
Lea-Shira Weizner	10,000	$0.40	October 11, 2019	August 11, 2029
Omri Tzadok	10,000	$0.40	October 11, 2019	August 11, 2029
Or Hilel	10,000	$0.40	October 11, 2019	August 11, 2029
Korin Avrahami	10,000	$0.40	October 11, 2019	August 11, 2029
Rotem Tzadok	10,000	$0.40	October 11, 2019	August 11, 2029
Nitzan Shalem	10,000	$0.40	October 11, 2019	August 11, 2029
Shai Goldin	10,000	$0.40	October 11, 2019	August 11, 2029
Oded Natan	10,000	$0.40	October 11, 2019	August 11, 2029
Richard Balla	360,000	$0.40	October 11, 2019	July 30, 2029
Steven Mintz	1,000,000	$0.40	October 11, 2019	September 11, 2029
Rafi Carasso	10,000	$0.40	October 11, 2019	January 4, 2029
Tehila Cohen	10,000	$0.40	October 11, 2019	September 11, 2029
Navjit Dhaliwal	25,000	$1.05	October 11, 2019	October 9, 2022
Balu Gopalakrishnan	25,000	$1.05	October 11, 2019	October 9, 2022
LodeRock Advisors Inc.	350,000	$1.05	October 11, 2019	October 11, 2029
Oren Shuster	250,000	$1.00	June 9, 2020	June 9, 2025
Shai Shemesh	150,000	$1.00	June 9, 2020	June 9, 2025
Yaron Berger	500,000	$1.00	June 9, 2020	June 9, 2025
Yael Harrosh	150,000	$1.00	June 9, 2020	June 9, 2025
Roy Kait	120,000	$1.00	June 9, 2020	June 9, 2025

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT

OR AMENDMENT

January 2015

Doron Reznik	500,000	$1.00	June 9, 2020	June 9, 2025
Ben Brownstein	25,000	$1.00	June 9, 2020	June 9, 2025
Rivki Stern	100,000	$1.00	June 9, 2020	June 9, 2025
Amir Dvora	25,000	$1.00	June 9, 2020	June 9, 2025
Tomer Oved	75,000	$1.00	June 9, 2020	June 9, 2025
Liat Noy	5,000	$1.00	June 9, 2020	June 9, 2025
Sharon Krauz	5,000	$1.00	June 9, 2020	June 9, 2025
Ziva Kampinsky	5,000	$1.00	June 9, 2020	June 9, 2025
Sivan Adler	15,000	$1.00	June 9, 2020	June 9, 2025
Sharon Rapoport	80,000	$1.00	June 9, 2020	June 9, 2025
Yael Oz Carmon	90,000	$1.00	June 9, 2020	June 9, 2025
Anna Taranko	75,000	$1.00	June 9, 2020	June 9, 2025
Francesco Bisceglia	75,000	$1.00	June 9, 2020	June 9, 2025
Vivian Bercovici	360,000	$1.00	June 9, 2020	June 9, 2025
Refael Gabay	360,000	$1.00	June 9, 2020	June 9, 2025

(1) Set out number of optioned shares for each grant with different terms.

3. Additional Information

(a) If shareholder approval was required for the grant of options (including prior approval of a stock option plan), state the date that the shareholder meeting approving the grant was or will be held. March 16, 2020

(b) State the date of the news release announcing the grant of options. N/A

(c) State the total issued and outstanding share capital at the date of grant or amendment. 158,290,748 common shares

(d) State, as a percentage of the issued and outstanding shares of the Issuer indicated in (c) above, the aggregate number of shares that are subject to incentive stock options, including new options, amended options and other presently outstanding options. 8.3%

(e) If the new options are being granted pursuant to a stock option plan, state the number of remaining shares reserved for issuance under the plan. 2,735,739

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT

OR AMENDMENT

January 2015

(f) If the Issuer has completed a public distribution of its securities within 90 days of the date of grant, state the per share price paid by the public investors. N/A

(g) Describe the particulars of any proposed material changes in the affairs of the Issuer. N/A

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT

OR AMENDMENT

January 2015

4. Certificate of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 11 Notice of Proposed Stock Option Grant or Amendment is true.

Dated August 4, 2020                                               .

Oren Shuster
Name of Director or Senior Officer

"Oren Shuster"
Signature

Chief Executive Officer
Official Capacity

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT

OR AMENDMENT

January 2015